

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Investment Management
100 F Street NE
Washington, DC 20549

January 8, 2014

Michael W. Mundt, Esquire
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC   20036


RE: Horizons ETF Trust
File Nos.: 811-22918; 333-192751


Dear Mr. Mundt:

On December 10, 2013, Horizons ETF Trust ("Trust"), filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to offer shares in the Trust's three series: Horizons China High Dividend Yield ETF, Horizons KOSPI 200 ETF, and Horizons S&P/TSX 60TM ETF (each a "Fund" and collectively, the "Funds"), exchange-traded funds ("ETF").   We have the following comments on the registration statement. Where a comment is made with respect to one series or in one location, it is applicable to all similar disclosure relating to other series or appearing elsewhere in the registration statement.

<u>Prospectus</u>

> <u>General</u>

>> 1.   Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust's exemptive application, filed in order to operate as an ETF.

>> 2.   Investment Objectives - In your response, explain the reason for the qualification "generally" in the Funds' investment objectives.

>> 3.   Fees and Expenses of the Funds - Please confirm that there is no expense reduction/reimbursement contract or recoupments in place.

>> 4.   Portfolio Manager - Please add the date the portfolio managers began managing the investments of the Funds.

>> 5.   The Funds will "generally invest at least 80%" of net assets in certain securities. We note that rule 35d-1 adopting release states that the 80% rule is not a safe harbor and we expect that an index fund to invest more than 80% of its assets in the securities included

in the index. Please confirm that the Funds will comply with the requirements of rule 35d-1.

Horizons China High Dividend Yield ETF

6.   Principal Investment Strategies (page 2) - The Underlying Index constitutes securities comprised of all stocks and real estate investment trusts. Please disclose the credit quality of the securities. If applicable, add a risk regarding credit quality in the Principal Risks section. This comment applies to all the Funds.

7.   On page 3, it states in the first paragraph that the Fund may invest the remainder of its assets in "other securities." Please define this term.

8.   Principal Risks (page 3) – A principal risk is "Medium Capitalization Company Risk." Please clarify whether and disclose, if appropriate, small and/or large capitalization risks should be added.

Horizons KOSPI 200 ETF

9.   Principal Investment Strategies (page 8)—The Fund invests in the securities of the Underlying Index, which includes the universe of common stocks listed on the Korea Stock Market. The third paragraph states that common stocks of the KOSDAQ Market are "excluded from this universe." Please consider describing what securities are excluded in a more succinct manner.   This comment applies to all Funds.

10.   Principal Investment Strategies (page 8) – The Fund may invest in index futures contracts. Please disclose whether this will be a principal investment strategy.

11.   Principal Risks (page 9) – The principal risks include small- and mid-sized company risk. Please clarify whether large capitalization company risk is also a risk.

Horizons S&P/TSX 60TM ETF

12.   Principal Investment Strategies (page 13) – The Fund invests in an Underlying Index which is comprised of 60 of the largest (by market capitalization) and most liquid securities listed on the Toronto Stock Exchange. The second paragraph states that the S&P Dow Jones Indices LLC evaluates issuer capitalization, liquidity and fundamentals. Please disclose what is meant by "fundamentals."

13. The second paragraph of this section states that the securities are listed on the Toronto Stock Exchange. Please disclose whether the Toronto Stock Exchange only lists Canadian companies.

Summary Information about Purchasing and Selling Shares

14. Index/Trademark Licenses/Disclaimers (pages 17 to 20) – This section contains numerous, lengthy, and complicated disclaimers. Please inform the staff why this section is necessary and how the average investor would benefit from and understand them. Also, please consider moving this discussion to a latter part of the prospectus, after the strategy and risk disclosure required by Item 9 of Form N-1A.

Information Regarding the Underlying Indices (page 31)

15. The last paragraph of this section states that "(s)pecific criteria related to the individual Indices are applied to the Underlying applied to the Underlying Index universes." Please clarify this statement.

STATEMENT OF ADDITIONAL INFORMATION

16. General Information about the Trust (page 1) – Please change "multiple investment series" in the first sentence of the first paragraph to "three investment series."

17. Lending Portfolio Securities (page 6) – Add disclosure about the risks associated with reinvesting cash collateral, if that will be the principal part of the Funds' securities lending activities.

18. Conflicts of Interest (page 31) - This section of SAI describes cases where conflicts may arise between the Funds due to Portfolio Manager being responsible for multiple accounts, including the Funds. Please add risk disclosure, where appropriate.

19. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your transmittal letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the accuracy and adequacy of the disclosure in the filing;
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel